# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 2, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

# LifeLock, Inc.

### File No. 333-183598 - CF#28825

_____

LifeLock, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 28, 2012, as amended on September 27, 2012.

Based on representations by LifeLock, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.10 | through July 29, 2014 |
| Exhibit 10.11 | through February 15, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director